This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

May 30, 2006

Item 3: Press Release

A Press release dated and issued May 30, 2006 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Announces Uranium Mineralization and Aleration in First Holes, Drilling to Continue.

Item 5: Full Description of Material Change

Vancouver, BC, May 30, 2006. - CanAlaska Ventures Ltd. (“CanAlaska” or the "Company") has received chemical assay results which confirm uranium mineralization and alteration intersected in the first four drill holes on the West McArthur property.  All holes intercepted alteration associated with uranium mineralization. Drill hole 4 intercepted pitchblende stringer uranium mineralization grading 0.28 % U3O8 over 0.2 metre (1016.0 to 1016.2 m).

The chemical assays show illite and dickite clay alteration within the basement graphitic pelites along faulted zones, and in the overlying sandstones as well as increased boron and uranium mineralization near and below the unconformity.

Drill Hole Information Table

Hole Number	Northing	Easting	Elev.	Azimuth	Dip	Overburden Depth	Unconformity Depth	Total Depth
WMA001	6410475.1	475636.7	553.2	0	90	33.4	825.6	907.1
WMA002	6410444.9	476683.9	565.4	0	90	19.5	823.0	916.5
WMA003	6410121.4	473405.2	533.5	215	75	15.2	864	991.2
WMA004	6409750.0	476225.0	578.0	300	60	57.2	1012.5	1152

Key items  in summary are:

•

Hole WMA002- unconformity intercepted at 823 metres (vertical hole)

-

trace uranium mineralization in basement (up to 49 ppm U)

-

elevated boron in last 100 m of sandstone and spotty high boron to near surface

-

strong clay alteration to 845 m, weaker to EOH;

-

high boron in basement (up to 6.5% calculated dravite)

•

Hole WMA003-  unconformity intercepted at  864 metres (inclined hole –75°)

-

basement  elevation change (25 metre down step from other holes).

-

trace  uranium in basement (50 ppm from 967 to 975 m)

-

elevated boron in the sandstone below 733 m becoming very high below 849 m (up to 1% calculated dravite) and in first 30 metres  of basement. High boron in the sandstone from 270m to 273m.

-

anomalous U, As, Co and boron on clay filled fracture at 533 m (3, 6, 4, and 38 ppm respectively).

-

the altered sandstone between 849 and 864 metres is high in Cu (up to 207 ppm).

-

the first 10 m of basement are high in As, Co, Ni, and Se (up to 1840, 1060, 485, and 9 ppm respectively).

-

strong fracture related illite at 507, 832m, 854-864, dickite 860-900m

•

Hole WMA004.- unconformity intercepted at 1012.5m (inclined hole –60°)

-

stringer uranium mineralization 0.28 % U3O8 over 0.2 metre (1016.0 to 1016.2 m)

-

high Cu in basement from 1030 to 1056 m (from 106 to 257 ppm)

-

elevated boron in sandstone from 868 to unconformity and in basement to 1074 metres (up to 159 and 315 ppm respectively)

-

strong fracture illite 329-335m, 400m-415m, 580-584m 654-659m 887m, 904m, 959-974m, continuous 998m-1080m.

Interpretation:

Dr Karl Schimann reports: “The West McArthur winter 2006 drill holes have intersected the airborne defined graphitic conductors at a vertical depth of 820 to 850 metres. Uranium is only slightly anomalous in the lower part of the sandstone and in the basement, but there are clear signs of hydrothermal alteration of the type associated with unconformity uranium deposits”:

•

Basement with a strong component of graphitic pyritic metapelites in WMA001, WMA003 and WMA004; some graphitic pelites in WMA002. WMA001, WMA003 and WMA004 have high magnesium in basement (cordierite observed in WMA004)

•

High boron in the sandstone near the unconformity, strongest in WMA003 and WMA004 (15 to 20 times background).

•

Illite clay alteration of the basement.

•

In WMA003 a zone of strong clay/chlorite alteration is associated with faulting from 849 to 864 m. The clay alteration continues into the upper part of the basement with a number of clay-altered faults. The unconformity is a fault contact with slickensides and brecciation

•

Mineralised clay-filled fracture in WMA004 below the unconformity, grading 0.28 % U3O8 over 0.2 metre (1016.0 to 1016.2 m).

All samples were submitted for assay for trace element geochemistry to Acme Laboratories in Vancouver BC, for analysis by aqua regia digestion and ICP analysis.  Samples from the main alteration zone and the mineralised samples were submitted to Saskatchewan Research laboratories for multi-element geochemistry, including uranium by tri-acid digestion and ICP. The samples were collected by CanAlaska field geologists under the supervision of Dr Karl Schimann, and were shipped in secure containment to the laboratories noted above.  Dr Karl Schimann is the qualified person responsible for the technical aspects of this news release.

President Peter Dasler reports that “due to warm winter weather three of the six initial holes on targets MC1 and MC2 still remain to be drilled. The success we have achieved in locating what appears to be the edge of an alteration zone associated with our airborne target conductors, provides a very strong impetus for continued aggressive drilling on all of the remaining conductors, and alteration zones identified from airborne and ground surveys on this property.  Our immediate proximity to the giant McArthur River uranium mine, and the strongly similar geology and alteration, along with the interception of uranium mineralization in hole 4, is of strong significance for our future chances of success”.

Continued Drilling

Drilling is scheduled to re-commence on these targets within the next three weeks depending on final thaw.  The successful interception of uranium deposit style alteration and mineralization in the first four drill holes will now be followed up with wedge holes, step-out holes and further wedge holes. A galvanic resistivity programme using down-the-hole electrodes in early June between and around these holes will be used to better define the shape and extent of the alteration zones in the sandstone, and the trends of the target zones.

Thank you to our shareholders.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____May 30, 2006________________

Date

“Peter Dasler”

_______________________________

Signature of authorized signatory

__Peter Dasler___________________

Print name of signatory

__President & CEO_______________

Official capacity